combining Lang Michener LLP and McMillan LLP

Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539-17 June 24, 2011

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:         Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:       Strategic American Oil Corporation
             Form 10-K for the Fiscal Year Ended July 31, 2010
             Filed November 15, 2010
             Form 10-Q for the Fiscal Quarter Ended January 31, 2011
             Filed March 21, 2011
             File No. 000-53313

              We are counsel for and write on behalf of Strategic American Oil Corporation (the "Company") in response to the Staff's letter of May 19, 2011 (the "Comment Letter") signed by Mr. Karl Hiller, of the United States Securities and Exchange Commission (the "Commission").

              On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 (the "Form 10-K/A") to the Company's Form 10-K for the fiscal year ended July 31, 2010 (as filed on November 15, 2010, the "Form 10-K"). We confirm also that the Form 10-K/A will be enclosed with the couriered copy of this letter.

              On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter. We confirm that the disclosure changes described below have been made in the draft Form 10-K/A transmitted herewith, and that the same will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

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June 24, 2011

Commission Comment:

Form 10-K for the Fiscal Year Ended July 31, 2010

Note 7 - Stockholder's Deficit

Common Stock Issuances, Page 50

1.          We note your disclosures indicating that you issued shares to settle multiple accounts payable with consultants, officers and directors in June, September and October 2009. Please quantify the amount of gain or loss that you recorded upon settlement of these liabilities and explain how your determination of fair value of the equity issued complies with FASB ASC paragraph 505-50-30-6.

Company Response:

June & September 2009 accounts payable settlements

              We confirm, on behalf of the Company, that the Company has advised that with regard to the June and September 2009 accounts payable settlements, the Company did not record a gain or loss on settlement of these payables. The Company subsequently determined that its accounting for these transactions was in error. However, management assessed the error, both qualitatively and quantitatively, and determined that the impact of this error was immaterial to the Company's financial statements taken as a whole. The net impact of $32,271 was approximately 1% of the Company's net loss, and would not result in a change to the Company's earnings per share. In addition, the Company evaluated qualitative factors and determined that the error was not qualitatively material.

October 2009 accounts payable settlements

              We confirm, on behalf of the Company, that the Company has advised that the October 2009 accounts payable settlements were recorded at fair value, which the Company determined was best represented by the terms of a concurrent private placement offering. In the private placement offering, the Company sold and issued approximately 10 million shares of its common stock, which represented over 25% of the Company's outstanding common stock subsequent to the close of the private placement transaction. Due to the fact that the Company's stock was thinly traded and the private placement resulted in the sale of a significant block of equity, the Company determined that the private placement pricing was a better representation of fair value than the quoted market price. In addition, the Company was still in the exploration stage and had not generated significant revenues. The accounts payable were settled dollar for dollar (same as cash) at the same $0.20 per share, just like a cash investor. No gain or loss on settlement was recorded.

              We further confirm, on behalf of the Company that the Company believes that its accounting for the October 2009 accounts payable settlements is appropriate, and that no amendment the 10-K would be required with respect to any of the June, September or 2009 accounts payable settlements.

June 24, 2011

Commission Comment:

Warrant Modification, Page 52

2.          We note your disclosure explaining that in August 2009 and February 2010, you agreed to extend the exercise period of certain warrants, and that you recorded the incremental fair value as deemed dividends within equity. As it appears the value conveyed in the modification was not contemplated under the terms of the original warrants, tell us why the value was not reported as an expense. Also tell us the reasons for the modification, describe the circumstances under which the warrants were originally issued, and identify any other transactions or continuing relationships you have with the holders of those warrants.

Company Response:

August 2009 warrant extension

              We confirm, on behalf of the Company, that the warrants were originally issued with common stock in 2006, 2007, and 2008. The Board of Directors extended the warrants to build goodwill among this group of investors, which could make such investors more favourably disposed to participate in any subsequent private placement offerings. In addition, the proceeds from exercising these warrants would provide additional funding for operations. The warrant holders are not deemed to be related parties, and the Company does not have any other dealings with these warrant holders other than as investors. The warrants were conventional and qualified for equity treatment at the time of issuance. Because the warrants were a component of equity, the modification was treated with the same characterization as the original transaction and thus was also recorded as equity. The Company and its auditors are not aware of any literature specific to this type transaction; however, the Company believes it is common practice to account for a warrant modification in a manner consistent with the initial transaction.

February 2010 extension

              We confirm, on behalf of the Company, that these warrants were originally issued as "finder's fees" for a private placement of common stock, and the initial accounting resulted in a reduction of the proceeds of the offering (recorded in equity). Similar to the Company's analysis of the August 2009 warrants above, the Company, in consultation with its auditors, determined that the modification of these warrants should be accounted for in a manner consistent with the original transaction.

Commission Comment:

Note 14 - Supplemental Oil and Gas Information (Unaudited), Page 61

3.          We note your disclosure indicating that your reserves were estimated by third party reservoir engineers. Please file as an exhibit, a report from your third party engineers that complies with Item 1207(a)(8) of Regulation S-K.

June 24, 2011

Company Response:

              We confirm, on behalf of the Company, that the Company intends to file a 10-K/A, in the form attached hereto, to include such report as exhibit 99.1 thereto.

Commission Comment:

Form 10-Q for the Fiscal Quarter Ended January 31, 2011

Subsequent Events, Page 14

4.          We note your disclosure indicating that you issued 91,390,000 shares of your common stock in a private placement. As this appears to represent over 170 percent of your common stock outstanding as of January 31, 2011, please clarify whether you experienced a change of control.

Company Response:

              We confirm, on behalf of the Company, that the issuance of 91,390,000 shares of the Company's common stock in a private placement did not result in any individual or group obtaining 50% or more of the Company's common stock. As such, we further confirm, on behalf of the Company, that the Company did not experience a change of control as a result of such private placement. As such, the Company is of the view that no amendment to the 10-Q would be required.

5.          We note your disclosure explaining that you purchased Galveston Bay Energy LLC on February 15, 2011; and see that you filed a Form 8-K on February 22, 2011 to report this transaction. However, it appears you have not complied with Item 9.01(a)(4) of Form 8-K. Please file the historical and pro forma financial statements required by Rules 8-04 and 8-05 of Regulation S-X.

Company Response:

              We confirm, on behalf of the Company, that the Company has been working diligently to comply with the requirement to file historical and pro forma financial statements required by Rule 8-04 and 8-05 of Regulation S-X; however, the Company has advised that it has taken a substantial amount of time to gather and evaluate the accounting records, along with the support necessary for the Company's auditors to complete an audit of the historical financial data. The Company expects to complete the audit and file the required Form 8-K/A by July 31, 2011.

Commission Comment:

Closing Comments

              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

June 24, 2011

              In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

              We confirm, on behalf of the Company, that the Company has provided such written statement, which is included herewith.

              On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 10-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

              On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex

Enclosures:
-Draft 10-K/A
-Company statement in response to the Commission's Closing Comments